FOR IMMEDIATE RELEASE

AutoChina International Cancels Earn-out Provision After 2011,
Significantly Reducing Potential Dilution to Shareholders

Company Also Sets Minimum EBITDA Growth Target of 70% for Earn-out in 2010 and 2011

Shijiazhuang, Hebei Province, China – February 16, 2011 – AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC), China’s largest commercial vehicle sales, servicing, leasing, and support network, today announced that it will be cancelling the earn-out share provision of the share exchange agreement entered into in connection with its initial business combination (“Earn-out”) for fiscal years after 2011.  Originally, the Earn-out could cause a maximum of 20% dilution during each of 2012 and 2013 if EBITDA grew 90% or more in each of those years. This amendment eliminates the Earn-out for 2012 and 2013, eliminating the potential dilutive effects of such issuances on AutoChina’s currently issued and outstanding shares. Furthermore, for fiscal years 2010 and 2011 the Earn-out has been modified such that a minimum of 70% EBITDA growth must be achieved in either respective year in order for any shares to be issued. Prior to this change, an Earn-out award required a minimum of 30% EBITDA growth.

Background on Earn-out Share Provision
The Earn-out was part of the Share Exchange Agreement by which AutoChina completed its initial business combination in April 2009. Pursuant to the Earn-out, AutoChina was required to issue between 5% and 20% of the number of ordinary shares outstanding as of December 31 of the fiscal year immediately prior to each such Earn-out issuance for achieving certain earnings thresholds in each of the five years following the initial business combination, through the year ended December 31, 2013.  Honest Best Int’l Ltd. (“Honest Best”), the sole shareholder of the target acquired in the initial business combination and an entity affiliated with AutoChina’s  founder, Chairman and Chief Executive Officer, Mr. Yong Hui Li, receives the shares issued, if any, pursuant to the Earn-out. The Earn-out was designed to allow Honest Best, the original selling shareholder of the target in AutoChina’s initial business combination, the opportunity to earn additional purchase price consideration.

The Company has entered into a letter agreement with Honest Best to now eliminate this provision after the conclusion of its fiscal year ending December 31, 2011 and also modify the provision for the years ending December 31, 2010 and December 31, 2011, such that the Company must achieve a threshold of over 70% EBITDA growth in either respective year in order for Honest Best to receive any Earn-out compensation.  AutoChina does not expect to incur any charges to its financial statements as a result of these revisions.

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February 16, 2011

Mr. Li commented, “After discussing with our management team and Board of Directors, and listening to feedback from AutoChina’s investors and analysts over the past several months, we agreed to amend the terms of our original agreement.  While it has been our belief that AutoChina’s earnings growth would more than offset any dilutive earn-out impact, we feel that this structure better aligns the interests of our management team with that of all of our shareholders.  We originally planned to issue a revision to the Earn-out coinciding with the release of our audited financial results, however we accelerated the issuance of this news in light of the recent investor concern over AutoChina’s stock price. We believe that this reduces any potential overhang and greatly simplifies our capital structure, and will enable management to continue building AutoChina’s leading position in the commercial vehicle finance market and achieving our long-term growth targets.”

About AutoChina International Limited:
AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.   The Company owns and operates 300 commercial vehicle financing centers across China; and primarily provides sales-type leasing and support services for local customers.  The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks.  The Company does not assume any obligation to update the information contained in this press release.

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February 16, 2011

CONTACT	Investor Relations
At the Company	The Equity Group Inc.
Jason Wang	Adam Prior
Chief Financial Officer	Vice President
(858) 997-0680 / jcwang@autochinaintl.com	(212) 836-9606 / aprior@equityny.com

Carolyne Yu
Account Executive
(212) 836-9610 / cyu@equityny.com